UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCHOLASTIC CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01
(Title of Class of Securities)

807066105
(CUSIP Number of Class of Securities)

Scholastic Corporation
Attention: Andrew S. Hedden, Esq.
557 Broadway, New York, NY 10012-3999
(212) 343-6100
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Thomas J. Rice, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, NY 10018
(212) 626-4100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A

Filing Party: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On December 21, 2015, Scholastic Corporation (the "Company") issued a press release announcing that the Company had set a price range for the previously announced modified Dutch auction tender offer to purchase for cash up to $200 million in value of its shares of Common Stock, par value, $.01 per share.

The press release attached hereto as Exhibit 99.1 is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer described in this statement and the accompanying exhibit has not yet commenced. The solicitation of offers to buy shares of Scholastic Corporation common stock will only be made pursuant to an Offer to Purchase and other related documents that the Company will send to its shareholders once the tender offer has commenced. Shareholders of the Company are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer. Those materials will be distributed by the Company to the Company's shareholders at no expense to them.

Upon commencement of the tender offer, the Company will file the Offer to Purchase and other related documents with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or free of charge from the Company as described in Exhibit 99.1.

Item 12. Exhibits

Exhibit No.	Description

99.1	Press release of Scholastic Corporation, dated December 21, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Andrew S. Hedden

Name: Andrew S. Hedden

Title: Executive Vice President, General Counsel and Secretary

Date: December 21, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Scholastic Corporation, dated December 21, 2015.